UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________

Form F-7

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
______________________________

TAIGA BUILDING PRODUCTS LTD.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	5039	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Taiga Building Products Ltd.
4710 Kingsway #800
Burnaby, British Columbia, V5H 4M2
Canada
(604) 438-1471
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)
Bruce F. Dravis
Downey Brand LLP
621 Capitol Mall, 18th Floor
Sacramento, California 95814
(916) 444-1000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
______________________________

	Copies to: Bruce F. Dravis Downey Brand LLP 621 Capitol Mall Sacramento, California 95814 (916) 444-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common Shares			U.S. $379,399	$15.12(3)

(1)
Based on the exchange rate of U.S. $1.00 to Cdn. $1.2388, the noon buying rate as reported by the Federal Reserve Bank of New York on February 6, 2009 for all transfers in foreign currencies as certified for customs purposes.

(2)	Calculation of Fee is in accordance with General Instruction II.F of Form F-7.

(3)	Previously paid to the Securities and Exchange Commission.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

ITEM 1.  HOME JURISDICTION DOCUMENT.

Rights Offering Prospectus

ITEM 2.  INFORMATION LEGENDS

See the outside front cover page of the Rights Offering Prospectus

ITEM 3.  INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

Not applicable

ITEM 4.  LIST OF DOCUMENTS FILED WITH THE COMMISSION

The documents filed with the U.S. Securities and Exchange Commission as part of the Registration Statement are listed in the Rights Offering Prospectus under the caption “Documents Filed as Part of the Registration Statement.”

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in those jurisdictions.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Taiga Building Products Ltd. at Suite 800, 4710 Kingsway, Burnaby, British Columbia, V5H 4M2, telephone (604) 438-1471 and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

Rights Offering	February 19, 2009

TAIGA BUILDING PRODUCTS LTD.

$10,000,000
32,205,680 Rights to purchase Common Shares
at a purchase price of $0.14 per Common Share
____________

Taiga Building Products Ltd. ("Taiga" or the "Corporation") is distributing (the "Offering") to the holders (the "Holders") of its outstanding common shares of record at 5:00 p.m. (Toronto time) on March 2, 2009 (the "Record Date"), rights (the "Rights") to subscribe for common shares of the Corporation (the "Common Shares").

The Rights are fully transferable within Canada (as more particularly set forth herein) and will be evidenced by certificates in registered form thereof (the "Rights Certificates"). Each Holder is entitled to one Right for each common share held on the Record Date. Each Right entitles the holder thereof (provided that such holder is in an Eligible Jurisdiction, as defined below, or is an Approved Eligible Holder, as defined below) to purchase 2,218 Common Shares (the "Basic Subscription Right") of the Corporation at a price of $0.14 per Common Share (the "Subscription Price") prior to 5:00 p.m. (Toronto time) (the "Expiry Time") on March 26, 2009 (the "Expiry Date"). Rights not exercised before the Expiry Time on the Expiry Date will be void and of no value. Holders who exercise their Basic Subscription Right in full are entitled to subscribe for additional Common Shares (the "Additional Shares"), if available, pursuant to an additional subscription privilege (the "Additional Subscription Privilege"). See "Details of the Rights Offering — Additional Subscription Privilege".

	Offering Price	Proceeds to the Corporation(1)
Per Common Share	$0.14	$0.14
Total	$10,000,000	$10,000,000
______________
(1)	Assuming the exercise of all Rights, before deducting the expenses of the Offering, estimated to be approximately $300,000, which will be paid from the proceeds of the Offering.

This short form prospectus qualifies the distribution of the Rights and the Common Shares issuable upon the exercise thereof. The Rights will be listed on the Toronto Stock Exchange ("TSX") and will be posted for trading until 12:00 p.m. (Toronto time) on the Expiry Date.  The TSX has conditionally approved the listing of the Common Shares issuable upon the exercise of the Rights. Approval of such listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX. The currently outstanding common shares are listed and posted for trading on the TSX under the symbol "TBL". The closing price for common shares of the Corporation on the TSX on February 18, 2009, the last date on which there was a trade reported in such common shares prior to the date on which the exercise price of the Rights was established by Taiga, was $0.25.

Computershare Investor Services Inc. (the "Subscription Agent"), at its offices in Vancouver, British Columbia and Toronto, Ontario (the "Subscription Office"), is the subscription agent for this Offering. See "Details of the Rights Offering – Subscription and Transfer Agent".

For common shares of the Corporation held through a securities broker or dealer, bank or trust company or other participant (a "Participant") (other than for the account or benefit of Ineligible Holders (defined below)), that is in the book based system administered by CDS Clearing and Depository Services Inc. ("CDS"), a subscriber (other than Ineligible Holders (defined below)), may subscribe for Common Shares by instructing the Participant holding the subscriber's Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for to such Participant in accordance with the terms of this Offering. A subscriber wishing to subscribe for Additional Shares pursuant to the Additional Subscription Privilege must forward its request to the Participant that holds the subscriber's Rights prior to the Expiry Time on the Expiry Date, along with payment for the number of Additional Shares requested.  Any excess funds will be returned by mail or credited to the subscriber's account with its Participant without interest or deduction. Subscriptions for Common Shares made through a Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted. See "Details of the Rights Offering – Rights Certificate – Common Shares Held Through CDS".

For common shares of the Corporation held in registered form, a Rights Certificate evidencing the number of Rights to which a Holder is entitled will be mailed with a copy of this short form prospectus to each registered Holder in an Eligible Jurisdiction (as hereinafter defined) as of the Record Date. In order to exercise the Rights represented by the Rights Certificate, the holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in the manner and upon the terms set out in this short form prospectus. See "Details of the Rights Offering – Rights Certificate – Common Shares Held in Registered Form".

If a Holder does not exercise, or sells or otherwise transfers, its Rights, then such Holder's current percentage ownership in the Corporation will be diluted as a result of the exercise of the Rights by other Holders.  See "Details of the Rights Offering – Dilution to Existing Holders".

This Offering is made only to Holders (the "Eligible Holders") in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and in the United States (the "Eligible Jurisdictions"). This short form prospectus is not to be construed as an offering of Common Shares for sale in any jurisdiction outside the Eligible Jurisdictions (an "Ineligible Jurisdiction") or a solicitation therein of an offer to buy any securities. Rights Certificates will not be sent to Holders with addresses of record in any Ineligible Jurisdiction (an "Ineligible Holder"). Instead, such Ineligible Holders will be sent a copy of this short form prospectus with a letter advising them that their Rights Certificates will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See "Details of the Rights Offering – Ineligible Holders".

Berjaya Group Berhad ("Berjaya") holds, directly or indirectly, through a wholly-owned subsidiary, 12,669,808 common shares, representing approximately 39.34% of the Corporation's outstanding common shares, and Genghis S.à.r.l. ("Genghis") holds 6,238,400 common shares, representing approximately 19.37% of the Corporation's outstanding common shares. Although there is no standby purchase commitment with respect to the Offering, Berjaya and Genghis have each expressed an intention to the Corporation to exercise at least its Basic Subscription Right, subject to customary conditions, and provided that in any event, neither will exercise its Rights under the Offering such as to acquire beneficial ownership, control or direction over 50% or more of the common shares of the Corporation then outstanding. Genghis is a private Luxembourg company controlled by a trust whose beneficiaries include members of Dr. Kooi Ong Tong's family. Dr. Tong, the representative of Genghis, is a director and executive chairman of the Corporation.

The Corporation is subject to the provisions of the Competition Act (Canada) (the "Competition Act").  Genghis and the Corporation have received an Advance Ruling Certificate ("ARC") from the Competition Bureau of Canada pursuant to the provisions of the Competition Act which allows Genghis, directly or indirectly, to exercise its Rights pursuant to the Offering in order to acquire 20% or more of the Corporation's common shares then outstanding.  In order to comply with the provisions of the Competition Act, the Corporation will permit the exercise of only that portion of the Rights owned by Berjaya that would result in Berjaya beneficially owning, or exercising control or direction over, not more than 49.9% of the Corporation's common shares then outstanding.

ii

The Corporation entered into a credit agreement (the "Credit Agreement") with GE Canada Finance Holding Company and certain other parties dated September 1, 2005, as amended, which provides that an event of default will occur upon any person, other than Berjaya or Dr. Tong, directly or indirectly, acquiring ownership or control of 20% or more of the Corporation's outstanding common shares on a fully diluted basis.  In order to avoid defaulting under the Credit Agreement, a holder, other than Berjaya or Dr. Tong, should only exercise that portion of their Rights under this Offering that would result in the holder beneficially owning, or exercising control or direction over, not more than 19.9% of our common shares then outstanding, on a fully diluted basis.  See "Details of the Rights Offering – Limits on the Exercise of Rights".

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this short form prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Consolidated financial statements incorporated by reference in this short form prospectus have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian generally accepted auditing standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of British Columbia, Canada, that some or all of our officers and directors are residents of a country other than the United States, that some or all of the experts named in the short form prospectus may be residents of a country other than the United States, and that all or a substantial portion of our assets and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS SHORT FORM PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition or disposition of the securities described in this short form prospectus and the expiry of an unexercised Right may have tax consequences in Canada, the United States, or elsewhere, depending on each particular prospective investor's specific circumstances. See "Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".  Such consequences for investors who are resident in, or citizens of, the United States are not described fully herein. Prospective investors should consult their own tax advisors with respect to such tax considerations.

There are risks associated with an investment in the Common Shares. See "Risk Factors" for a summary discussion of factors that should be considered by prospective investors and their advisors in assessing the appropriateness of an investment in the Common Shares.

There is no managing or soliciting dealer for the Offering, and we will not pay a fee of any kind for the solicitation of the exercise of Rights. No underwriter has been involved in the preparation of this short form prospectus or performed any review of the contents of this short form prospectus.

The Corporation's head and registered offices are located at Suite 800, 4710 Kingsway, British Columbia, Canada V5H 4M2 and 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2Z7, respectively.

iii

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	2
GENERAL MATTERS	2
DOCUMENTS INCORPORATED BY REFERENCE	3
SUMMARY	4
BUSINESS OF THE CORPORATION	6
CONSOLIDATED CAPITALIZATION	7
USE OF PROCEEDS	8
PLAN OF DISTRIBUTION	8
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	8
PRIOR SALES	9
TRADING PRICE AND VOLUME	9
DETAILS OF THE RIGHTS OFFERING	9
RISK FACTORS	17
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	18
ELIGIBILITY FOR INVESTMENT	20
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	20
LEGAL MATTERS	24
INTERESTS OF EXPERTS	24
AUDITORS, TRANSFER AGENT AND REGISTRAR	24
PURCHASERS' STATUTORY RIGHTS	24
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	24
AUDITORS' CONSENT	26
CERTIFICATE OF THE CORPORATION	27

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus contains forward looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to Taiga or our management, are intended to identify forward-looking statements. Examples of such forward-looking statements within this document include statements relating to: our objectives, strategies, financial position, inventory levels, operating results and activities; implicit and/or explicit financial forecasts; our ability to remain in compliance with debt covenants; our perception of the building products industry or market and anticipated trends in that market in any of the countries in which we do business; our anticipated ability to produce and procure products, or the terms under which we may procure our products; relationships with suppliers; and outcome of legal actions.

Forward-looking statements reflect Taiga's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying our expectations regarding forward-looking statements or information contained in this short form prospectus include, among others: that we will maintain our position in the markets we operate; that we will be successful in implementing our strategies and achieve our business objectives; that we will be able to generate and maintain sufficient cash flows to support our operations; that we will be able to manage risks relating to deteriorating economic conditions and a decline in housing markets; that we will remain in compliance with our debt covenants; that we will be able to maintain sufficient inventory levels; that we will be able to establish and/or maintain necessary relationships with suppliers; that we will be successful in our legal actions; and that we will retain key personnel. The foregoing list of assumptions is not exhaustive.

Persons reading this short form prospectus are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance are subject to certain risks and uncertainties including: dependence on market economic conditions; changes in business strategies; changes in operational costs; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; sales and margin risk and fluctuations in commodity prices; high level of indebtedness; interest rate risk; customer risk; acquisitions risk; inventory risk; the seasonal and cyclical nature of Taiga's business; the effects of litigation including product liability claims; competition risks; environmental liabilities; credit risk; foreign currency risk; dependence on key personnel; availability of future financing; level of dividends; income tax risk; creditworthiness and other factors referenced under the section "Risk Factors" in our Annual Information Form dated June 27, 2008, under the section "Risks and Uncertainties" in our management’s discussion and analysis in our most recently filed quarterly report and under the heading "Risk Factors" herein.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward looking statements prove incorrect, actual results may vary materially from those described herein. These forward looking statements are made as of the date of this short form prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward looking statements, except as may be required by applicable law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

GENERAL MATTERS

In this short form prospectus, "we", "us" and "our" refer to the Corporation.  All references in this short form prospectus to "dollars" or "$" are to Canadian dollars unless otherwise noted. The Corporation's financial statements incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles.

You should rely only on the information contained in this short form prospectus and in the material incorporated by reference herein. We have not authorized anyone to provide you with information different from that contained in this short form prospectus. We are distributing the Rights only in jurisdictions where, and to persons to whom, distributions are lawfully permitted. The information contained in this short form prospectus is accurate only as of the date of this short form prospectus, regardless of the time of delivery of this short form prospectus or of any sale of the Rights.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at Suite 800, 4710 Kingsway, Burnaby, British Columbia V5H 4M2, telephone (604) 438-1471, and are also available electronically at www.sedar.com.

The following documents, as filed with the various securities commissions or similar authorities in each of the provinces of Canada in which the Corporation is reporting, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a)	the annual information form of the Corporation dated June 27, 2008, for the year ended March 31, 2008 (the "Annual Information Form");

(b)	the comparative audited consolidated financial statements of the Corporation and notes thereto for the year ended March 31, 2008, together with the auditors' report thereon;

(c)	management's discussion and analysis of financial condition and results of operations for the Corporation for the financial year ended March 31, 2008;

(d)	the comparative unaudited interim consolidated financial statements of the Corporation for the three and nine month periods ended December 31, 2008, together with notes thereto;

(e)	management's discussion and analysis of financial condition and results of operations of the Corporation for the three and nine month periods ended December 31, 2008;

(f)	the management proxy circular dated May 30, 2008, relating to the annual meeting of shareholders of the Corporation held on July 4, 2008; and

(g)	the material change report dated and filed on SEDAR on December 18, 2008 with respect to changes in management of the Corporation.

This short form prospectus incorporates by reference any other document required to be incorporated by reference in a short form prospectus under applicable securities laws and filed by the Corporation between the time the short form prospectus is receipted by the applicable securities regulators and the closing of the Rights Offering.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this short form prospectus, to the extent that a statement contained in this short form prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not, except as so modified or superseded, be deemed to constitute a part of this short form prospectus.

SUMMARY

The following is a summary of the principal features of the Offering and should be read together with, and is qualified in its entirety by, the more detailed information contained elsewhere or incorporated by reference in this short form prospectus.

Issuer:	Taiga Building Products Ltd.

The Offering:
Rights to subscribe for up to 71,428,571 Common Shares. Each Holder on the Record Date will receive one Right for each common share held. Each Right entitles the holder (provided that such Holder is in an Eligible Jurisdiction or is an Approved Eligible Holder) thereof to subscribe for 2.218 Common Shares.

Record Date:	March 2, 2009

Expiry Date:	March 26, 2009

Expiry Time:	5:00 p.m. (Toronto time) on the Expiry Date. Rights not exercised on or before the Expiry Time on the Expiry Date will be void and have no value.

Subscription Price:	The Subscription Price per Common Share will be equal to $0.14.

Net Proceeds:	Approximately $9,700,000, assuming the exercise of all Rights and after deducting estimated expenses of approximately $300,000.

Basic Subscription Right:
Each Right entitles the holder thereof to subscribe for 2.218 Common Shares upon payment of the Subscription Price. No fractional Common Shares will be issued. See "Details of the Rights Offering – Subscription Basis" and "Details of the Rights Offering – Basic Subscription Right".

Additional Subscription Privilege:
Holders of Rights who exercise in full the Basic Subscription Right for their Rights are also entitled to subscribe pro–rata for Common Shares, if any, not otherwise purchased pursuant to the Basic Subscription Right. See "Description of Offered Securities – Additional Subscription Privilege".

Exercise of Rights:
For all Holders in an Eligible Jurisdiction whose Common Shares are held in registered form (a "Registered Eligible Holder"), a Rights Certificate representing the total number of Rights to which such Registered Eligible Holder is entitled as at the Record Date will be mailed with a copy of this short form prospectus. In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under "Details of the Rights Offering – How to Complete the Rights Certificate". For common shares of the Corporation held by an Eligible Holder through a Participant in the book–based system administered by CDS, a subscriber may subscribe for Common Shares by instructing the Participant holding the subscriber's Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for in accordance with the terms of this Offering to such Participant. See "Details of the Rights Offering – Rights Certificate – Common Shares Held Through CDS".

Holders in Ineligible Jurisdictions:	No subscription under the Basic Subscription Right nor under the Additional Subscription Privilege will be accepted from any person, or such person's agent, who appears to be, or who the Corporation has reason to believe is, not resident in an Eligible Jurisdiction, except that the Corporation may accept subscriptions in certain circumstances from persons in such jurisdictions who have demonstrated to the Corporation that such offering to and subscription by such person or agent is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such person or agent is resident (each an "Approved Eligible Holder"). No Rights Certificates will be mailed to Ineligible Holders and Ineligible Holders will not be permitted to exercise their Rights. Instead, Ineligible Holders will be sent a copy of this short form prospectus with a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent. Holders of common shares of the Corporation who have not received Rights Certificates but are resident in an Eligible Jurisdiction or wish to be recognized as Approved Eligible Holders should contact the Subscription Agent at the earliest possible time.

Rights of registered Ineligible Holders will be held on their behalf by the Subscription Agent until 5:00 p.m. (Toronto time) on March 16, 2009, in order to provide the beneficial holders thereof the opportunity to claim the Rights Certificate, or direct the Subscription Agent to exercise the Rights on their behalf, by satisfying the Corporation that the exercise of their Rights will not be in violation of the laws of the applicable jurisdiction and does not require the Corporation to file any documents, make any application or pay any amount in their jurisdiction of residence. Such Ineligible Holders who direct the Subscription Agent to exercise the Rights on their behalf will be required to submit payment in full of the Subscription Price for each Common Share subscribed for on or prior to the Expiry Time on the Expiry Date. After such time, the Subscription Agent will attempt to sell, on a best efforts basis, the Rights of such registered Ineligible Holders, for their account, on such date(s) and at such price(s) as the Subscription Agent will determine in its sole discretion. Ineligible Holders whose shares are held through a Participant in CDS who wish to be recognized as Approved Eligible Holders should contact their Participant.
Rights of beneficial Ineligible Holders will be held on their behalf either by the Subscription Agent or by the relevant securities broker or dealer, bank or trust company or other participant (including a Participant) through which they hold securities. Either the Subscription Agent or the relevant participant, as the case may be, will attempt to sell the Rights of such beneficial Ineligible Holders, for their account, on such date(s) and at such price(s) as determined by the particular agent, in its sole discretion.  See "Details of the Rights Offering — Ineligible Holders".

Use of Proceeds:	Taiga intends to use the entirety of the net proceeds from the Offering for working capital purposes, including the reduction of the amount of indebtedness owing under its revolving credit facilities.
Listing and Trading:

The Rights will be listed on the TSX and will be posted for trading until 12:00 p.m. (Toronto time) on the Expiry Date.  The TSX has conditionally approved the listing of the Common Shares issuable upon exercise of the Rights.  Approval of such listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.  The currently outstanding common shares of the Corporation are listed and posted for trading on the TSX under the symbol "TBL".

Risk Factors:	An investment in Common Shares is subject to a number of risk factors. See "Risk Factors".

THE CORPORATION

Taiga Forest Products Ltd. ("Old Taiga") in its English form and Produits Forestiers Taiga Ltee in its French form was formed on October 1, 1984 through the amalgamation of Taiga Wood Products Ltd. (Produits de Bois Taiga Ltee) and Caneda Forest Products Ltd. pursuant to the Company Act (British Columbia). On May 26, 2005, Old Taiga entered into an arrangement agreement with a newly incorporated subsidiary of Old Taiga, Taiga Building Products Ltd. (Produits de Batiment Taiga Ltee in its French form), a company formed under the Business Corporations Act (British Columbia), which resulted in the Corporation acquiring all of the issued and outstanding common shares of Old Taiga ("Taiga Shares") in exchange for stapled units of the Corporation ("Stapled Units"), each comprised of one common share of the Corporation and one 14% subordinated note (a "Note"), issued under an indenture dated as of September 1, 2005 (the "Indenture"), all pursuant to an arrangement under the Business Corporations Act (British Columbia) (the "Arrangement") which became effective on September 1, 2005. The purpose of the Arrangement was to establish the Corporation as a publicly traded company carrying on, directly or indirectly, the business and operations of Old Taiga. After giving effect to the Arrangement, shareholders of Old Taiga, together with purchasers of the Stapled Units, owned all of the issued and outstanding Stapled Units of the Corporation, the Corporation owned all of the issued and outstanding Taiga Shares and Old Taiga became a wholly-owned subsidiary of the Corporation. In May 2006, the Corporation purchased and cancelled certain of its outstanding Notes, as a result of which the Stapled Units were separated into Notes and common shares of the Corporation. The Notes and common shares began trading separately on the TSX on May 4, 2006 under the symbols "TBL.NT" and "TBL", respectively. Further information regarding the Arrangement is available under the Corporation's profile on SEDAR at www.sedar.com. For greater certainty, we are not incorporating by reference on this short form prospectus any historical disclosure not otherwise listed under "Documents Incorporated by Reference".

The principal and head office of the Corporation is located at Suite 800, 4710 Kingsway, Burnaby, British Columbia, V5H 4M2. The registered and records office of the Corporation is located at 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7.

BUSINESS OF THE CORPORATION

Business Overview

Taiga is the largest independent wholesale distributor, by revenue, of building products in Canada. Taiga's revenues in fiscal 2008 were approximately $1.0 billion. Approximately 83% of Taiga's revenues in fiscal 2008 were derived from sales of its products in Canada, with the balance from the United States and elsewhere. Sales in the United States are generated from Taiga's distribution centres in Rocklin and Sanger, California and from Taiga's Canadian distribution centres that service customers in the United States.

Taiga distributes the following products: (i) dimension lumber; (ii) panel products, including plywood, particle board and oriented strandboard; and (iii) allied and treated products such as roofing materials, mouldings, composite decking, polyethylene sheeting, batt and foam insulation, flooring, engineered wood and treated wood.

As a wholesale distributor, Taiga maintains substantial inventories of building products at 15 strategically located distribution centres throughout Canada and two distribution centres in California. In addition, Taiga distributes building products through the use of third party reload facilities and directly from producers to retailers and industrial manufacturers.

Taiga operates three wood preservation plants that produce treated wood products and one remanufacturing facility that produces building materials such as fence products and custom-cut lumber. Taiga distributes its treated wood and manufactured products through its distribution network.

Taiga's primary customers are "big-box" and other building products retailers, building supply yards and industrial manufacturers. Building products retailers and building supply yards sell building products to either "do-it-yourself" consumers or contractors. Taiga's customers include national retail chains such as The Home Depot, Inc., Rona Inc. and Home Hardware Stores Limited, regional retail chains and members of buying groups, such as Sexton Group, Tim-BR Mart, Castle Building Centres and Independent Lumber Dealers of Canada. The scale of Taiga's operations enables it to satisfy its customers' needs by providing large uniform volumes of its focused range of building products. Taiga maintains just-in-time inventories of its products at its distribution centres, as well as at third party reload centres located throughout North America.

Products

Dimension Lumber and Panel Products

Dimension Lumber

Dimension lumber is lumber cut to standard sizes and used as building materials. Dimension lumber is a commodity product as it exhibits standardization across suppliers, as opposed to the quality and design differences associated with branded products such as insulation and roofing. Taiga's gross margins on dimension lumber are achieved by offering value-added services to its customers, such as just-in-time delivery, extended payment terms and consistent supply.

Taiga has over 30 years of experience in the dimension lumber commodity markets. This experience, coupled with daily participation in the lumber market, provides Taiga with extensive knowledge of the lumber market and facilitates trading activities. Dealing in commodities allows Taiga to build substantial volume into its distribution network and promotes higher capacity usage of in-bound and out-bound transportation which reduces cost. Taiga's expertise and scale enable Taiga to be price competitive in both supply and sales.

Panel Products

Panel products are standard size wooden building panels such as plywood, particle board, medium density fibre board and oriented strandboard. Like dimension lumber, panel products are also commodity products that are marketed and sold in a manner similar to sales of dimension lumber. However, certain panel products are subject to greater price volatility than dimension lumber.

Allied Products and Treated Wood

Allied Products

Allied products are building products that have a natural connection to Taiga's principal products and that generally have a brand presence, for example: "Johns Manville" residential insulation, "LP SmartStart" siding, "Owens Corning" rigid insulation, "Trex" composite decking and "Grace" accessory roofing products. Taiga also sells allied products under its "Taiga Select" brand name including flooring and mouldings. Allied products complement Taiga's other product lines. Management believes that producers distribute their product through Taiga because of the scale of Taiga's operations and its national market penetration. Taiga has targeted the allied products segment for growth and believes that the higher margins generally attributable to branded products can enhance profitability. Expanding sales of these building products can also smooth the volatility that characterizes commodity markets.

Treated Wood

Treated wood is lumber that has been chemically treated to increase its ability to withstand variable weather conditions. It is used for fencing, decking, foundations, landscaping and for other external applications. Taiga produces treated wood at its three wood preservation plants located in British Columbia, Alberta and Ontario. This product is marketed under the brand name "Taiga Select". Taiga intends to continue to support the growth of its treated wood brand. In addition to distributing its own treated wood, Taiga also distributes treated wood produced by other manufacturers. Taiga also provides wood treatment services to other lumber producers on a contract basis. Sales of treated wood generally have higher gross margins than sales of untreated dimension lumber and other panel products.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation as at December 31, 2008 before and after giving effect to the Offering. This table should be read in conjunction with the Corporation's comparative unaudited interim consolidated financial statements for the three and nine months ended December 31, 2008, all incorporated herein by reference.

	As at December 31, 2008
	Actual	Pro forma(1)
	(unaudited)	(unaudited)
	(in thousands of dollars)
Current Debt:
Revolving credit facilities	$100,107	$90,407
Current portion of long-term debt, principal value	79	79
Current portion of obligations under capital leases	482	482
Long-Term Debt:
Long-term Debt	2,816	2,816
Obligations under capital leases	11,364	11,364
Subordinated Notes	128,834	128,834
Total Debt:	243,682	233,982

Shareholders' Equity:
Common Shares	13,229	22,929
(authorized – unlimited)
Accumulated other comprehensive loss	(607)	(607)
Retained earnings (deficit)	(98,076)	(98,076)
Total shareholders' equity (deficiency)	(85,454)	(75,754)

Total Capitalization	$158,228	$158,228
Note:
(1)
The unaudited pro forma capitalization as at December 31, 2008 assumes the full exercise of all Rights under the Offering after deducting the estimated expenses of the Offering in the amount of $300,000. There is no standby commitment in connection with this Offering.

USE OF PROCEEDS

The aggregate net proceeds to be derived by the Corporation from the Offering are estimated to be approximately $9,700,000, assuming the exercise of all of the Rights and after deducting the estimated expenses of the Offering of approximately $300,000. Taiga intends to use the entirety of the net proceeds from the Offering for working capital purposes, including the reduction of the amount of indebtedness owing under its revolving credit facilities.

The actual use of the net proceeds of the Offering may vary depending on the operating and capital needs of the Corporation from time to time. Accordingly, management of the Corporation will have broad discretion in the application of the proceeds of the Offering.

PLAN OF DISTRIBUTION

There is no managing or soliciting dealer for the Offering and no fee of any kind will be paid by us for the solicitation of the exercise of the Rights. For a description of the distribution of the Rights, see "Details of the Rights Offering".

The Rights will be listed and posted for trading on the TSX until 12:00 p.m. (Toronto time) on the Expiry Date. The TSX has also conditionally approved the listing of the Common Shares issuable upon the exercise of the Rights. Approval of such listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX. The Subscription Price was determined by the board of directors in accordance with the policies for rights offerings set out in the TSX Company Manual, and was calculated at 50% of the volume weighted average trading price of the common shares of the Corporation on the TSX for the 10 day period ended on the day immediately preceding the date of this short form prospectus.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The authorized capital of the Corporation consists of an unlimited number of common shares, unlimited class A common shares, unlimited class A preferred shares and unlimited class B preferred shares. As of the date hereof, 32,205,680 common shares, no class A common shares and no class A or class B preferred shares were issued and outstanding.  For a description of the Rights, see "Details of the Rights Offering".

Common Shares

The holders of Common Shares are entitled to one vote per Common Share and to receive notice of, and attend any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation). The holders of Common Shares are entitled to receive dividends if, as and when declared by the board of directors of the Corporation on Common Shares as a class. The holders of Common Shares will be entitled to share rateably in any distribution of the assets of the Corporation in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation for the purpose of winding-up its affairs. The Common Shares carry non pre-emptive or conversion rights and are not subject to redemption.

PRIOR SALES

Taiga has not issued any common shares or any securities convertible into common shares in the 12-month period before the date of this short form prospectus.

TRADING PRICE AND VOLUME

The common shares of the Corporation are listed and posted for trading on the TSX under the symbol "TBL". The following table sets forth, for the periods indicated, the reported high and low sales prices and aggregate volume of trading of the common shares of the Corporation on the TSX:

Period	High ($)	Low ($)	Volume
2008
January	1.75	1.30	129,579
February	1.45	1.21	62,407
March	1.35	1.18	53,345
April	1.30	1.02	176,444
May	1.45	1.28	106,203
June	1.40	1.15	77,737
July	1.37	1.18	32,106
August	1.51	1.10	68,190
September	1.38	1.00	114,425
October	1.17	0.34	319,226
November	0.54	0.25	707,657
December	0.34	0.20	726,433
2009
January	0.50	0.27	207,440
February(1)	0.45	0.24	95,323
Note:
(1)      The monthly price range and trading volume presented is for the period from February 1, 2009 to February 18, 2009.

DETAILS OF THE RIGHTS OFFERING

Issue of Rights and Record Date

Holders of record at 5:00 p.m. (Toronto time) on the Record Date will receive Rights on the basis of one Right for each common share of the Corporation held at that time. The Rights permit the holders thereof (provided that such holder is in an Eligible Jurisdiction or is an Approved Eligible Holder) to subscribe for and purchase from the Corporation an aggregate of approximately 71,428,571 Common Shares, assuming exercise in full of the Rights issued hereunder.

The Rights will be represented by the Rights Certificates which are transferable (subject to certain restrictions for holders in the United States) and divisible. A Right does not entitle the holder thereof to any rights whatsoever as a security holder of the Corporation other than to subscribe for and purchase Common Shares as described herein. Rights Certificates will be issued in registered form. For Holders in an Eligible Jurisdiction who hold their common shares of the Corporation in registered form as of the Record Date, a Rights Certificate evidencing the number of Rights to which such Registered Eligible Holder is entitled and the number of Common Shares which may be obtained on exercise of those Rights will be mailed with a copy of this short form prospectus. See "— Rights Certificate — Common Shares Held in Registered Form".  The Rights and the Common Shares issuable upon the exercise of the Rights are not qualified under the securities laws of any jurisdiction other than the Eligible Jurisdictions and, except as permitted herein, Rights may not be exercised by or on behalf of a holder resident in an Ineligible Jurisdiction. Rights Certificates will not be sent to Holders with addresses of record in any Ineligible Jurisdiction. Instead, such Ineligible Holders will be sent a copy of this short form prospectus with a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent, as agent for their benefit.

Eligible Holders that hold their common shares of the Corporation through a Participant in the book–based system administered by CDS as of the Record Date will not receive physical certificates evidencing their ownership of Rights. A global certificate representing such Rights will be issued in registered form to, and deposited with, CDS. The Corporation expects that each beneficial shareholder will receive a confirmation of the number of Rights issued to it from its Participant. CDS will be responsible for establishing and maintaining book–entry accounts for Participants holding Rights. See "— Rights Certificate — Common Shares Held Through CDS". Rights delivered to Participants may not be delivered by such Participants to beneficial holders of common shares of the Corporation unless such holders are resident in an Eligible Jurisdiction. Such intermediaries can only exercise such Rights on behalf of Ineligible Holders if they can demonstrate to us that such issuance is lawful as described below and they have submitted payment in full of the Subscription Price to the Subscription Agent on or prior to the Expiry Time on the Expiry Date.

Ineligible Holders who have demonstrated to us that the exercise of the Rights and issuance of the Common Shares upon the exercise of the Rights is not prohibited by local securities laws and does not require us to file any documents, make any application, or pay any amount in their jurisdiction of residence on or before March 16, 2009 will be entitled to direct the Subscription Agent to exercise their Rights on their behalf. Such Approved Eligible Holders will be required to submit payment in full of the Subscription Price for each Common Share subscribed for to the Subscription Agent at the address noted above on or prior to the Expiry Time on the Expiry Date. Rights that Ineligible Holders would otherwise be entitled to receive will be held by the Subscription Agent who will, prior to the Expiry Time on the Expiry Date, attempt to sell such Rights (other than those held for Approved Eligible Holders that have directed the Subscription Agent to exercise their Rights) on the open market, on a best efforts basis, and the net proceeds thereof, if any, will be forwarded to such Ineligible Holders as described herein. See "Details of the Rights Offering — Ineligible Holders".

Subscription Basis

For each Right held, an Eligible Holder or Approved Eligible Holder thereof is entitled to subscribe for 2.218 Common Shares at the Subscription Price of $0.14 per Common Share. Any subscription for Common Shares will be irrevocable once submitted.

Fractional Common Shares will not be issued upon the exercise of Rights. Where the exercise of Rights would appear to entitle a holder of Rights to receive fractional Common Shares, the holder's entitlement will be reduced to the next lowest whole number of Common Shares as the case may be. CDS Participants that hold Rights for more than one beneficial holder may, upon providing evidence satisfactory to the Corporation, exercise Rights on behalf of their accounts on the same basis as if the beneficial owners of common shares of the Corporation were holders of record on the Record Date.

Limits on the Exercise of Rights

Although there is no standby purchase commitment with respect to the Offering, Berjaya and Genghis have each expressed an intention to the Corporation to exercise at least its Basic Subscription Right, subject to customary conditions, and provided that in any event, neither will exercise its Rights under the Offering such as to acquire beneficial ownership, control or direction over 50% or more of the common shares of the Corporation then outstanding. Genghis is a private Luxembourg company controlled by a trust whose beneficiaries include members of Dr. Tong's family.  Dr. Tong, the representative of Genghis, is a director and executive chairman of the Corporation.

Genghis and the Corporation have received an ARC under the Competition Act which allows Genghis, directly or indirectly, to exercise its Rights pursuant to the Offering in order to acquire 20% or more of the Corporation's common shares then outstanding.  In order to comply with the provisions of the Competition Act, the Corporation will permit the exercise of only that portion of the Rights owned by Berjaya that would result in Berjaya beneficially owning, or exercising control or direction over, not more than 49.9% of the Corporation's common shares then outstanding.

The Credit Agreement provides that an event of default will occur upon any person, other than Berjaya or Dr. Tong, directly or indirectly, acquiring ownership or control of 20% or more of the Corporation's outstanding common shares on a fully diluted basis.  In order to avoid defaulting under the Credit Agreement, a holder, other than Berjaya or Dr. Tong, should only exercise that portion of its Rights under this Offering that would result in the holder beneficially owning, or exercising control or direction over, not more than 19.9% of our common shares then outstanding, on a fully diluted basis.

Purchases by holders of Rights of Common Shares issuable upon the exercise of Rights will not trigger the provisions relating to takeover bids pursuant to applicable Canadian securities law.

Exercise Period and Expiration Date

The Rights will be eligible for exercise following mailing, which is expected to occur on or about March 5, 2009. The exercise period for the Rights will expire at the Expiry Time on the Expiry Date. Eligible Holders and Approved Eligible Holders who exercise the Rights will become holders of Common Shares issued through the exercise of the Rights on the completion of the Offering. Certificates for the Common Shares will be delivered following the Expiry Date. Rights not exercised prior to the Expiry Time on the Expiry Date will be void and of no value.

Shareholders Resident in the United States

We have filed with the SEC a Registration Statement on Form F-7 under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") so that Common Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions. However, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no "directed selling efforts", as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to our "affiliates", as that term is defined under the U.S. Securities Act.

Basic Subscription Right

Each Holder at the close of business on the Record Date is entitled to receive one Right for each common share of the Corporation held. For each Right held, the holder (other than an Ineligible Holder), is entitled to acquire 2.218 Common Shares under the Basic Subscription Right at the Subscription Price by subscribing and making payment in the manner described herein on or before the Expiry Time on the Expiry Date. A holder of Rights that subscribes for some, but not all, of the Common Shares pursuant to the Basic Subscription Right will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder. Holders of Rights who exercise in full the Basic Subscription Right for their Rights are also entitled to subscribe for the Additional Shares, if any, that are not otherwise subscribed for under the Offering, on a pro–rata basis prior to the Expiry Time on the Expiry Date pursuant to the Additional Subscription Privilege. See "– Additional Subscription Privilege". Fractional Common Shares will not be issued upon the exercise of Rights. CDS Participants that hold Rights for more than one beneficial Holder as at the Record Date may, upon providing evidence satisfactory to the Corporation and the Subscription Agent, exercise Rights on behalf of their accounts on the same basis as if the beneficial owners of common shares of the Corporation were holders of record on the Record Date.

For common shares of the Corporation held in registered form, in order to exercise the Rights represented by a Rights Certificate, the holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in accordance with the terms of this Offering in the manner and upon the terms set out in this short form prospectus and pay the Subscription Price.  See "– Rights Certificate – Common Shares Held in Registered Form".

For common shares of the Corporation held through a Participant in the book–based system administered by CDS, a holder of Rights may subscribe for Common Shares by instructing the Participant holding the subscriber's Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for in accordance with the terms of this Offering to such Participant. Subscriptions for Common Shares made in connection with the Offering through a Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted.  See "– Rights Certificate – Common Shares Held Through CDS".

The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order drawn to the order of the Subscription Agent. In the case of subscription through a Participant, the Subscription Price is payable by certified cheque, bank draft or money order drawn to the order of such Participant, by direct debit from the subscriber's brokerage account or by electronic funds transfer or other similar payment mechanism. The entire Subscription Price for Common Shares subscribed for must be paid at the time of subscription and must be received by the Subscription Agent prior to the Expiry Time on the Expiry Date. Accordingly, a subscriber subscribing through a Participant must deliver its payment and instructions sufficiently in advance of the Expiry Date to allow the Participant to properly exercise the Rights on its behalf.

Payment of the Subscription Price will constitute a representation to the Corporation and, if applicable, to the Participant, by the subscriber (including by its agents) that (i) either the subscriber is not a citizen or resident of an Ineligible Jurisdiction or the subscriber is an Approved Eligible Holder and (ii) the subscriber is not purchasing the Common Shares for resale to any person who is a citizen or resident of an Ineligible Jurisdiction.

Additional Subscription Privilege

A holder of Rights who has exercised in full the Basic Subscription Right for its Rights may subscribe for Additional Shares, if available, at a price equal to the Subscription Price for each Additional Share. The number of Additional Shares will be the difference, if any, between the total number of Common Shares issuable upon exercise of Rights and the total number of Common Shares subscribed and paid for pursuant to the Basic Subscription Right at the Expiry Time on the Expiry Date. Subscriptions for Additional Shares will be received subject to allotment only and the number of Additional Shares, if any, that may be allotted to each subscriber will be equal to the lesser of (a) the number of Additional Shares that such subscriber has subscribed for and (b) the product (disregarding fractions) obtained by multiplying the number of Additional Shares available to be issued by a fraction, the numerator of which is the number of Rights previously exercised by the subscriber under the Basic Subscription Right and the denominator of which is the aggregate number of Rights previously exercised under the Basic Subscription Right by all holders of Rights that have subscribed for Additional Shares. If any holder of Rights has subscribed for fewer Additional Shares than such holder's pro–rata allotment of Additional Shares, the excess Additional Shares will be allotted in a similar manner among the holders who were allotted fewer Additional Shares than they subscribed for.

To apply for Additional Shares under the Additional Subscription Privilege, each holder of Rights must forward their request to the Subscription Agent or their Participant, as applicable, prior to the Expiry Time on the Expiry Date. Payment for Additional Shares, in the same manner as required upon exercise of the Basic Subscription Right, must accompany the request when it is delivered to the Subscription Agent or a Participant, as applicable. Any excess funds will be returned by mail by the Subscription Agent or credited to a subscriber's account with its Participant, as applicable, without interest or deduction. Payment of such price must be received by the Subscription Agent prior to the Expiry Time on the Expiry Date, failing which the subscriber's entitlement to such Additional Shares will terminate. Accordingly, a subscriber subscribing through a Participant must deliver its payment and instructions to a Participant sufficiently in advance of the Expiry Time on the Expiry Date to allow the Participant to properly exercise the Additional Subscription Privilege on its behalf.

Subscription and Transfer Agent

The Subscription Agent has been appointed the agent of the Corporation to receive subscriptions and payments from holders of Rights Certificates and to perform certain services relating to the exercise and transfer of Rights. The Corporation will pay for the services of the Subscription Agent. Subscriptions and payments under the Offering should be sent to the Subscription Agent at:

By Mail	By Hand, Courier or Registered Mail
Computershare Trust Company of Canada P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Attention: Corporate Actions	Computershare Trust Company of Canada 100 University Avenue, 9th floor Toronto, ON M5J 2Y1 Attention: Corporate Actions

Enquiries relating to the Offering should be addressed to the Subscription Agent by telephone at 1-800-564-6253 or to Taiga by telephone at (604) 438-1471.

Rights Certificate – Common Shares Held in Registered Form

For Registered Eligible Holders a Rights Certificate representing the total number of Rights to which each such Registered Eligible Holder is entitled as at the Record Date will be mailed with a copy of this short form prospectus. In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under "– How to Complete the Rights Certificate". Rights not exercised by the Expiry Time on the Expiry Date will be void and of no value. The method of delivery is at the discretion and risk of the holder of the Rights Certificate and delivery to the Subscription Agent will only be effective when actually received by the Subscription Agent at its office. Rights Certificates and payments received after the Expiry Time on the Expiry Date will not be accepted.

Rights Certificate – Common Shares Held Through CDS

For Eligible Holders who hold their common shares of the Corporation through a securities broker or dealer, bank or trust company or other CDS Participant in the book based system administered by CDS, a global certificate representing the total number of Rights to which all such Eligible Holders as at the Record Date are entitled will be issued in registered form to CDS and will be deposited with CDS following the Record Date. The Corporation expects that each beneficial Eligible Holder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

Neither the Corporation nor the Subscription Agent will have any liability for (i) the records maintained by CDS or Participants relating to the Rights or the book-entry accounts maintained by them, (ii) maintaining, supervising or reviewing any records relating to such Rights, or (iii) any advice or representations made or given by CDS or Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or Participants.

The ability of a person having an interest in Rights held through a Participant to pledge such interest or otherwise take action with respect to such interest (other than through a Participant) may be limited due to the lack of a physical certificate.

Holders who hold common shares of the Corporation through a Participant must arrange purchases or transfers of Rights through their Participant. It is anticipated by the Corporation that each such purchaser of a Common Share or Right will receive a customer confirmation of issuance or purchase, as applicable, from the Participant through which such Right is issued or such Common Share is purchased in accordance with the practices and policies of such Participant.

How to Complete the Rights Certificate

Form 1 — Basic Subscription Right

The maximum number of Rights that may be exercised pursuant to the Basic Subscription Right is shown in the box on the upper right hand corner on the face of the Rights Certificate. Form 1 must be completed and signed to exercise all or some of the Rights represented by the Rights Certificate pursuant to the Basic Subscription Right. If Form 1 is completed so as to exercise some but not all of the Rights represented by the Rights Certificate, the holder of the Rights Certificate will be deemed to have waived the unexercised balance of such Rights, unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder, and such holder may not participate in the Additional Subscription Privilege. The completion of Form 1 constitutes a representation that the beneficial holder of the Rights Certificate is not an Ineligible Holder.

Form 2 — Additional Subscription Privilege

Complete and sign Form 2 on the Rights Certificate and specify the number of Additional Shares you wish to subscribe for only if you also wish to participate in the Additional Subscription Privilege. See "— Additional Subscription Privilege". The completion of Form 2 constitutes a binding commitment to subscribe for the number of Additional Shares specified.

Form 3 —Transfer of Rights

Holders of Rights who do not wish to exercise their Rights may sell or transfer their Rights through usual investment channels, such as investment dealers and brokers, at the expense of the holder. Holders of Rights may elect to exercise only a part of their Rights and dispose of the remainder of them. Complete and sign Form 3 on the Rights Certificate only if you wish to transfer the Rights to a person in an Eligible Jurisdiction or an Approved Eligible Holder. Your signature must be guaranteed by a Canadian Schedule I chartered bank, a major trust company in Canada, or a member of an acceptable Medallion Signature Guarantee Program, including Securities Transfer Agents Medallion Program (STAMP), Stock Exchange Medallion Program (SEMP) and the Medallion Signature Program of the New York Stock Exchange (MSP). Members of STAMP are usually members of a recognized stock exchange in Canada or members of the Investment Dealers Association of Canada. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed". It is not necessary for a transferee to obtain a new Rights Certificate to exercise the Rights, but the signatures of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes. If Form 3 is completed, the Subscription Agent will treat the transferee as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary.

Persons interested in selling or purchasing Rights should be aware that the exercise of Rights by holders who are located in Ineligible Jurisdictions will not be permitted unless the person exercising the rights meets the conditions and satisfies the procedures described herein. See "- Ineligible Holders".

Form 4 — Dividing or Combining

Complete and sign Form 4 on the Rights Certificate only if you wish to divide or combine the Rights Certificate, and surrender it to the Subscription Agent. Rights Certificates need not be endorsed if the new Rights Certificate(s) is issued in the same name. The Subscription Agent will then issue a new Rights Certificate in such denominations (totaling the same number of Rights as represented by the Rights Certificate(s) being divided or combined) as are required by the Rights Certificate holder. Rights Certificates must be surrendered for division or combination in sufficient time prior to the Expiry Time to permit the new Rights Certificates to be issued to and used by the Rights Certificate holder.

Payment

Enclose payment in Canadian funds by certified cheque, bank draft, money order or other form or payment acceptable to the Subscription Agent payable to the order of "Computershare Trust Company of Canada". The amount of payment will be $0.14 per Common Share. Payment must also be included for any Additional Shares subscribed for under the Additional Subscription Privilege. In the event of an over subscription for Additional Shares pursuant to the Additional Subscription Privilege, the Subscription Agent will return to subscribers the excess funds paid for the subscription of such Additional Shares not available to be issued to such subscribers.

Deposit

Deliver or mail the completed Rights Certificate and payment in the return envelope provided, addressed to the Subscription Agent so that it is received by the Subscription Agent listed above before the Expiry Time on the Expiry Date. If mailing, registered mail is strongly recommended. Please allow sufficient time to avoid late delivery. The signature of the Rights Certificate holder must correspond in every particular with the name that appears on the face of the Rights Certificate.

Signatures by a trustee, executor, administrator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Corporation in its sole discretion, and any determination by the Corporation will be final and binding on the Corporation and its security holders. Upon delivery or mailing of the completed Rights Certificate to the Subscription Agent, the exercise of the Rights and the subscription for Common Shares is irrevocable. The Corporation reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be unlawful. The Corporation also reserves the right to waive any defect in respect of any particular subscription. Neither the Corporation nor the Subscription Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any such notice. Any holder of Rights that fails to complete and deliver their subscription in strict accordance with the foregoing instructions prior to the Expiry Time on the Expiry Date will forfeit their Rights under the Basic Subscription Right and the Additional Subscription Privilege attaching to those Rights.

Undeliverable Rights

Rights Certificates returned to the Subscription Agent as undeliverable will not be sold by the Subscription Agent and no proceeds of sale will be credited to such holders.

Sale or Transfer of Rights

Subject to certain restrictions for holders in the United States, holders of Rights in registered form may, instead of exercising their Rights to subscribe for Common Shares, sell or transfer their Rights to any person that is not an Ineligible Holder by completing Form 3 on the Rights Certificate and delivering the Rights Certificate to the transferee. See "– How to Complete the Rights Certificate" and "– Shareholders Resident in the United States". A permitted transferee of the Rights of a registered holder of a Rights Certificate may exercise the Rights transferred to such permitted transferee without obtaining a new Rights Certificate. If a Rights Certificate is transferred in blank, the Corporation and the Subscription Agent may thereafter treat the bearer as the absolute owner of the Rights Certificate for all purposes and neither the Corporation nor the Subscription Agent will be affected by any notice to the contrary.

Holders of Rights through Participants who wish to sell or transfer their Rights must do so in the same manner in which they sell or transfer common shares of the Corporation. See "Rights Certificate — Common Shares Held Through CDS".

Dilution to Existing Holders

If a Holder wishes to retain its current percentage ownership in the Corporation and assuming that all Rights are exercised, it should purchase all of the Common Shares for which it may subscribe pursuant to the Basic Subscription Right for the Rights delivered under the Offering. If that Holder does not do so and other holders of Rights exercise any of their Rights, that Holder's current percentage ownership in the Corporation will be diluted by the issue of Common Shares under this Offering.

Delivery of Common Shares

Certificates for Common Shares duly subscribed and paid for will be delivered by first class mail following the Expiry Time by the Subscription Agent to the subscriber.

In the case of a subscriber who participates in the Additional Subscription Privilege, certificates combining Common Shares subscribed for under the Basic Subscription Right and the Additional Subscription Privilege will be sent as soon as practicable after the Expiry Time and the determination of the number of Common Shares to which each such participant is entitled. In the event that pursuant to the Additional Subscription Privilege the number of Common Shares delivered to the subscriber is less than the number subscribed for, a cheque representing a refund, without interest or deduction, of the excess portion of the total Subscription Price paid by the subscriber will accompany the delivery of the certificates herein described.

Subject to the exceptions set out under "— Ineligible Holders", certificates representing Common Shares will not be issued or mailed to an address in an Ineligible Jurisdiction.

Ineligible Holders

This Offering is made only in the Eligible Jurisdictions. Accordingly, neither a subscription under the Basic Subscription Right nor under the Additional Subscription Privilege will be accepted from any person or such person's agent who appears to be, or who the Corporation has reason to believe is, an Ineligible Holder, except that the Corporation may accept subscriptions in certain circumstances from persons in such jurisdictions if the Corporation determines that such offering to and subscription by such person or agent is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such person or agent is resident and does not require Taiga to file any documents, make any application or pay any amount in their jurisdiction of residence. The Rights and the Common Shares issuable upon the exercise of the Rights have not been qualified for distribution in any jurisdiction other than an Eligible Jurisdiction and accordingly may only be offered, sold, acquired, exercised or transferred in transactions not prohibited by applicable laws in Ineligible Jurisdictions.

Rights Certificates will not be issued and forwarded by the Corporation to Holders whose registered address is not in an Eligible Jurisdiction. Holders will be required to provide a residency declaration in connection with any exercise of the Rights. Ineligible Holders will be presumed to be resident in the place of their registered address unless the contrary is shown to the satisfaction of the Corporation. Ineligible Holders will be sent this short form prospectus together with a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent. The letter will also set out the conditions required to be met, and procedures that must be followed, by Ineligible Holders wishing to participate in the Rights Offering. Rights Certificates in respect of Rights issued to Ineligible Holders will be issued to and held by the Subscription Agent as agent for the benefit of Ineligible Holders. The Subscription Agent will hold the Rights until 5:00 p.m. (Toronto time) on March 16, 2009, in order to provide Ineligible Holders an opportunity to claim the Rights Certificate by satisfying the Corporation that the issue of Common Shares pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction. Following such date, the Subscription Agent, for the account of registered Ineligible Holders, will, prior to the Expiry Time on the Expiry Date, attempt to sell the Rights of such registered Ineligible Holders represented by Rights Certificates in the possession of the Subscription Agent, on a best efforts basis, on such date(s) and at such price(s) as the Subscription Agent will determine in its sole discretion. Holders in Ineligible Jurisdictions who have demonstrated to us that they have met the conditions required to be met to participate in the Offering and have followed the procedure described in the letter to exercise the Rights, including submitting an investor letter to the Subscription Agent on or before March 16, 2009, will be entitled to direct the Subscription Agent to exercise their Rights on their behalf. Shareholders of record will be presumed to be resident in the place of their address of record, unless the contrary is shown to our satisfaction.

Rights of beneficial Ineligible Holders will be held on their behalf either by the Subscription Agent or by the relevant securities broker or dealer, bank or trust company or other participant (including a Participant) through which they hold securities. Either the Subscription Agent or the relevant participant, as the case may be, will attempt to sell the Rights of such beneficial Ineligible Holders, for their account, on a best efforts basis, on such date(s) and at such price(s) as determined by the particular agent, in its sole discretion. A registered Holder of common shares (including an intermediary) whose address appears on our records to be in an Ineligible Jurisdiction, but who holds Rights on behalf of a Holder who is eligible to participate in the Rights Offering, must notify the Subscription Agent, in writing, on or before March 16, 2009 that the beneficial Holder, on behalf of whom such common shares are held, wishes to participate in the Rights Offering. In that case, the registered Holder giving such notification must demonstrate, to our satisfaction, that the exercise of such Rights is not prohibited in the beneficial Holder's jurisdiction of residence. Otherwise, the Subscription Agent will attempt to sell the Rights held on behalf of such beneficial Holder as described above. Accordingly, the Subscription Agent will not attempt to sell Rights of Ineligible Holders until after March 16, 2009. Beneficial owners of common shares of the Corporation registered in the name of a resident of an Ineligible Jurisdiction, who are not themselves resident in an Ineligible Jurisdiction, who wish to be recognized as an Approved Eligible Holder and who believe that their Rights Certificates may have been delivered to the Subscription Agent, should contact the Subscription Agent at the earliest opportunity and in any case in advance of March 16, 2009, to request to have their Rights Certificates exercised on their behalf.

The Subscription Agent will, prior to the Expiry Time on the Expiry Date, attempt to sell the Rights, other than those held for Approved Eligible Holders that have directed the Subscription Agent to exercise their Rights on or before March 16, 2009, on such date(s), on a best efforts basis, and at such price(s) as the Subscription Agent determines, in its sole discretion. No charge will be made for the sale of Rights by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of the Rights. Registered Ineligible Holders will not be entitled to instruct the Subscription Agent in respect of the price or the time at which the Rights are to be sold. The Subscription Agent will endeavour to effect sales of Rights on the open market and any proceeds received by the Subscription Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro–rata basis among such registered Ineligible Holders and delivered by mailing cheques (in Canadian funds) of the Subscription Agent therefor as soon as practicable to such registered Ineligible Holders at their addresses recorded on the books of the Corporation. Amounts of less than $10.00 will not be remitted. The Subscription Agent will act in its capacity as agent of the registered Ineligible Holders on a best efforts basis only and the Corporation and the Subscription Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any registered Ineligible Holder. Neither the Corporation nor the Subscription Agent will be subject to any liability for the failure to sell any Rights of registered Ineligible Holders or as a result of the sale of any Rights at a particular price or on a particular day. There is a risk that the proceeds received from the sale of Rights will not exceed the costs of or incurred by the Subscription Agent in connection with the sale of such Rights and, if applicable, the Canadian tax required to be withheld. In such event, no proceeds will be remitted.

Similar provisions will apply to Rights held by a participant on behalf of a beneficial Ineligible Holder.

Holders of Rights who are not resident in Canada should be aware that the acquisition and disposition of Rights and Common Shares may have tax consequences in the jurisdiction in which they reside which are not described herein. Accordingly, such holders should consult their own tax advisors about the specific tax consequences of acquiring, holding and disposing of Rights or Common Shares.

Ineligible Holders may be able to exercise the Rights provided that they furnish an investor letter satisfactory to us on or before March 16, 2009. The form of investor letter will be included in the letter sent to Ineligible Holders and is available upon request from the Subscription Agent.

Each purchaser of the Common Shares located in such Ineligible Jurisdictions will be required to execute and deliver to the Subscription Agent an investment letter certifying its status, confirming adherence to certain restrictions and procedures regarding the transfer of the Common Shares, and confirming, among others, the following representations:

(a)
that Taiga may issue the Common Shares to the purchaser pursuant to an available exemption from registration and prospectus requirements or if such is not applicable, that the purchaser is permitted to purchase the Common Shares under the applicable securities laws, that the issuance of the Common Shares by Taiga is lawful under applicable securities laws, and will not result in Taiga becoming subject to or required to comply with any disclosure, prospectus or reporting requirements under applicable laws, that the purchaser is aware of any resale restrictions and provides an opinion of counsel reasonably satisfactory to Taiga confirming the foregoing;

(b)
that the purchaser has received and read a copy of this short form prospectus, and the purchaser has not relied on financial or other information supplied to it by any person other than information contained in this short form prospectus. The purchaser has made its own assessment concerning the relevant tax, legal and other economic considerations relevant to its investment in the Common Shares; and

(c)
each such Ineligible Holder will also be required to represent in the investment letter that it acknowledges that Taiga and others will rely upon the truth and accuracy of the acknowledgements, representations and agreements in the investor letter. Such Ineligible Holder understands that Taiga and others are relying on such investment letter in order to comply with securities laws. Such Ineligible Holder irrevocably authorizes any financial intermediary, which includes any nominee, custodian or other financial intermediary through which it holds its currently outstanding common shares of the Corporation, to provide Taiga, the Subscription Agent and our counsel with a copy of such investment letter and such information regarding its identity and holding of common shares of the Corporation (including pertinent account information and details of its identity and contact information) as is necessary or appropriate to facilitate its exercise of the Rights or the purchase of the Common Shares. It also irrevocably authorizes Taiga and the Subscription Agent to produce such investment letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters set forth herein.

RISK FACTORS

An investment in the Common Shares is subject to a number of risks. A prospective purchaser of the Common Shares should carefully consider the information and risks faced by the Corporation described in this short form prospectus and the documents incorporated herein by reference, including without limitation the risk factors set out under the heading "Risk Factors" in the Corporation's Annual Information Form and "Risks and Uncertainties" in the Corporation's management's discussion and analysis in its most recently filed quarterly report.

Dilution

If you do not exercise all of your Rights pursuant to the Basic Subscription Right, your current percentage ownership in the Corporation will be diluted by the issuance of Common Shares upon the exercise of Rights by other Holders.

Trading Market for Rights

Although we expect that the Rights will be listed on the TSX, we cannot provide any assurance that an active or any trading market in the Rights will develop or that Rights can be sold on the TSX at any time.

The Market Price of our Securities May Be Subject to Significant Fluctuations Which May be Based on Factors Unrelated to Taiga's Financial Performance or Prospects

The trading price of our securities have been and may continue to be subject to significant fluctuations which may be based on factors unrelated to Taiga's financial performance or prospects. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries.

We have Discretion in the Use of the Net Proceeds from this Offering

We currently intend to allocate the net proceeds we will receive from this Offering as described under "Use of Proceeds". However, our management will have discretion in the actual application of the net proceeds, and we may elect to allocate net proceeds differently from that described in "Use of Proceeds" if we believe it would be in our best interests to do so. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business.

Sales of Substantial Amounts of our Securities may have an Adverse Effect on the Market Price of our Securities

Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Sangra Moller LLP, Canadian counsel to the Corporation, the following is a general summary of the principal Canadian federal income tax considerations arising in respect of the receipt of Rights under this Offering. This summary is only applicable to holders of Rights who acquire such Rights pursuant to the Offering in their capacity as a shareholder and who, for purposes of the Income Tax Act (Canada) (the "Tax Act") and at all relevant times, are resident in Canada and hold their common shares, and will hold their Rights and Common Shares issued pursuant to the exercise of the Rights, as capital property and deal at arm's length with, and are not affiliated with, the Corporation (a "Resident Rights Holder").

This summary is based on the provisions of the Tax Act and the regulations thereunder (the "Regulations") in force on the date hereof and counsel's understanding of the current administrative policies and practices of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all such Proposed Amendments will be enacted in their present form. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies and practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ materially from those described in this summary.

This summary does not apply to a Resident Rights Holder that is a "financial institution" for purposes of section 142.2 of the Tax Act, a "specified financial institution" as defined for purposes of the Tax Act, or a Resident Rights Holder to which the "functional currency" reporting rules in subsection 261(4) of the Tax Act apply, nor does it apply to a taxpayer an interest in which is a tax shelter investment for the purposes of the Tax Act. Such holders should consult their own tax advisors.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. It does not take into account or consider the tax laws of any province or territory or of any jurisdiction outside Canada. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Resident Rights Holder, and no representations concerning the tax consequences to any particular Resident Rights Holder are made. Resident Rights Holders should consult their own tax advisers regarding the income tax considerations applicable to them having regard to their particular circumstances.

Receipt of Rights

Generally, no amount will be required to be included in computing the income of a Resident Rights Holder as a consequence of acquiring Rights under the Offering. The cost to a Resident Rights Holder of Rights received under the Offering will be nil. The adjusted cost base of each identical Right held by a Resident Rights Holder will be averaged with the adjusted cost base of each other Right held by the Resident Rights Holder (including any Rights acquired otherwise than pursuant to the Offering).

Exercise of Rights

The exercise of Rights will not constitute a disposition of property for purposes of the Tax Act and, consequently, no gain or loss will be realized by a Resident Rights Holder upon the exercise of Rights. Common Shares acquired by a Resident Rights Holder upon the exercise of Rights will have a cost to the Resident Rights Holder equal to the aggregate of the Subscription Price paid plus the adjusted cost base to the Resident Rights Holder of the Rights exercised (if any). The adjusted cost base of each Common Share held by a Resident Rights Holder will be averaged with the adjusted cost base of each other Common Share held by the Resident Rights Holder.

Disposition of Rights or Shares

Upon the disposition of a Right or Common Share by a Resident Rights Holder (in the case of Rights other than pursuant to the exercise or expiry thereof), the Resident Rights Holder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of reasonable costs of the disposition, exceed (or are less than) the adjusted cost base of the Right or Common Share to the Resident Rights Holder.

Under the Tax Act, one-half of any capital gain (or capital loss) realized by a Resident Rights Holder is a taxable capital gain (or an allowable capital loss). A taxable capital gain must be included in the Resident Rights Holder's income. Subject to and in accordance with the provisions of the Tax Act, allowable capital losses must be deducted from taxable capital gains of the Resident Rights Holder in the year in which such allowable capital losses are realized. Any remaining allowable capital losses may ordinarily be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized by a corporate Resident Rights Holder on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such Common Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Rights Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) throughout the year may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains.

Capital gains realized by an individual or certain trusts may give rise to a liability for alternative minimum tax.

Expiry of Rights

Upon the expiry of an unexercised Right, a Resident Rights Holder will realize a capital loss equal to the adjusted cost base, if any, of the Right to the Resident Rights Holder. See above regarding the treatment of capital losses.

ELIGIBILITY FOR INVESTMENT

In the opinion of Sangra Moller LLP, Canadian counsel to the Corporation, if issued on the date hereof, and provided that the Rights and the Common Shares are listed on the TSX, the Rights and the Common Shares issuable upon the exercise thereof will be qualified investments for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered disability savings plan, a registered education savings plan or a deferred profit sharing plan (each a "Registered Plan") under the Tax Act and the regulations thereunder. The foregoing assumes that the Corporation is not a connected person (within the meaning of the Tax Act) under the governing plan of any Registered Plan and further assumes that there will be no changes in the applicable legislation currently in effect prior to the date of issue of the relevant securities.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Downey Brand LLP, United States counsel to the Corporation, have advised the Corporation that the following is a summary of certain material United States federal income tax consequences relevant to the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service ("IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary applies only if you will hold the Rights and/or the Common Shares as capital assets. This summary also does not address the tax considerations arising under the laws of any country other than the United States, any United States state, or any local jurisdiction. In addition, this summary does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	holders subject to the alternative minimum tax;

•	tax-exempt organizations;

•	brokers or dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign (non-United States) persons or entities;

•	persons that are S-corporations, partnerships or other pass-through entities;

•	expatriates and certain former citizens or long-term residents of the United States;

•	holders whose functional currency is not the U.S. dollar;

•	persons holding the Rights and/or Common Shares as part of a hedging, straddle, conversion or constructive sale transaction or other risk reduction transactions;

•	grantor trusts;

•	real estate investment trusts or regulated investment companies;

•	holders that own stock of Taiga representing 10% or more of the voting power; or

•	persons who are resident or ordinarily resident in Canada.

Further, the following assumes that you will not, due to your particular circumstances, be restricted from receiving the Rights under applicable securities laws. You should consult your tax advisors about the United States federal, state, local and foreign tax consequences to you of the exercise or disposition of the Rights and of the ownership and disposition of the Common Shares.

TO COMPLY WITH INTERNAL REVENUE SERVICE CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN BY US TO BE USED, AND CANNOT BE USED BY ANY PROSPECTIVE INVESTOR, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE; (B) ANY SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE CORPORATION OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) A TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The summary below applies to you only if you are a beneficial owner of Rights and/or Common Shares not resident in Canada for purposes of the income tax treaty between the United States and Canada (the "U.S. Tax Treaty") and you are, for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Taxation of Rights

Receipt of Rights

Under section 305 of the Code, a shareholder who receives a right to acquire shares generally will not be treated as having received a taxable distribution. However, a shareholder who receives a right to acquire shares will, in certain circumstances, be treated as having received a taxable dividend in an amount equal to the value of such right. In particular, a common shareholder who receives a right to acquire common shares generally will be treated as having received a taxable distribution if a shareholder's proportionate interest in the earnings and profits or assets of the corporation is increased and any other shareholder receives a distribution of cash or other property. For the purposes of the preceding sentence, the term "shareholder" includes holders of warrants, options and convertible securities. The application of this rule is complex and subject to some uncertainty if a company has warrants, options or convertible securities outstanding. While the issue is not free from doubt, we believe that the distribution of the Rights should be treated as a non-taxable stock distribution under section 305(a) of the Code and we and our agents (including the depositary) intend to treat the distribution of the Rights consistent with this belief. The following discussion assumes that our position is respected, and that you are not subject to United States federal income tax on the receipt (or deemed receipt) of a Right. However, our position is not binding on the IRS and there can be no assurance that the IRS will not disagree with such position. If our position were finally determined by the IRS or a court to be incorrect, the fair market value of the Rights you receive would be taxable to you as a dividend in the manner described below under "— Taxation of Common Shares — Dividends". You are strongly urged to consult your tax advisors regarding the risk of having a taxable distribution as a result of the receipt of the Rights.

Sale or Other Disposition of Rights

Upon a sale or other disposition of a Right, you will recognize capital gain or loss in an amount equal to the difference between the amount realized and your adjusted tax basis in the Right.

The amount realized on a sale or other disposition of a Right for cash generally will be the amount of cash you receive in exchange for such Right. If the consideration you receive for the Right is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot exchange rate in effect on the date of the sale or other disposition or, if the Right sold or exchanged is traded on an "established securities market" and you are a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date.

If the fair market value of the Rights on the date of their distribution equals or exceeds 15 percent of the fair market value on such date of the common shares with respect to which the Rights are distributed, your tax basis in such common shares must be allocated between such common shares and the Rights. Such an allocation must be made in proportion to the fair market value of the common shares and the fair market value of the Rights on the date the Rights are distributed.

If the fair market value of the Rights on the date of their distribution is less than 15 percent of the fair market value on such date of the common shares with respect to which the Rights are distributed, your tax basis in such Rights will be zero and your basis for the common shares with respect to which the Rights are distributed will remain unchanged. Notwithstanding the foregoing sentence, however, you may affirmatively elect (in a statement attached to your United States federal income tax return for the year in which the Rights were received) to allocate to the Rights a portion of your basis in such common shares in the manner described in the immediately preceding paragraph. Any such election is irrevocable and must be applied to all of the Rights you receive pursuant to this Offering.

Subject to the passive foreign investment company rules discussed below, any gain or loss you recognize on the sale or other disposition of a Right to a third party will be long-term capital gain or loss if your holding period in the Right is deemed to be greater than one year. Your holding period in a Right will be deemed to have begun on the same date as that of the common share with respect to which you received such Right. Any gain or loss will generally be treated as United States source gain or loss. The deductibility of capital losses is subject to limitations.

Your tax basis in any foreign currency you receive on the sale or other disposition of a Right will be equal to the U.S. dollar amount that you realized on the sale or disposition. Any gain or loss you realize on a subsequent conversion of foreign currency generally will be U.S. source ordinary income or loss.

Termination of Rights

Notwithstanding the foregoing, if you allow a Right to expire without the Right being exercised, sold or exchanged by you or on your behalf, no basis will be allocated to such Right and you will not realize any loss upon the expiration of such Right.

Exercise of Rights

The exercise of a Right by you will not be a taxable transaction for United States federal income tax purposes. Your initial basis in the Common Shares acquired upon exercise of a Right generally will be equal to the amount of cash paid for the Common Shares (in U.S. dollar value of the Canadian dollar denominated subscription price determined on the date of purchase) plus your basis (if any) in the Right in U.S. dollars.

Taxation of Common Shares

Dividends

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution by us of cash or property (including our shares, unless such shares are distributed pro rata to all of our shareholders and certain other conditions are met) with respect to Common Shares will be includable in income by you as dividend income at the time of receipt to the extent such distributions are made from our current or accumulated earnings and profits as determined under United States federal income tax principles. Such a dividend will not be eligible for the dividends received deduction generally allowed to corporate shareholders. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in the Common Shares and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits as determined under United States federal income tax principles.

For taxable years beginning before January 1, 2011, dividends received by an individual may be eligible for preferential rates of taxation, provided (1) certain holding period requirements are satisfied, (2) we are eligible for the benefits of the U.S. Tax Treaty, and (3) we are not, and in the preceding year were not, a "passive foreign investment company". The determination of whether a dividend qualifies for the preferential rates must be made at the time the dividend is paid.

Dividends paid in Canadian dollars, including any Canadian withholding taxes, will be included in your gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars are converted into U.S. dollars on the date of receipt, you generally should not be required to recognize any foreign exchange gain or loss.

Sale or Exchange of Common Shares

Subject to the passive foreign investment company rules discussed below, generally you will recognize gain or loss on the sale or exchange of Common Shares equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in the Common Shares. Gain or loss recognized by you on the sale or exchange of a Common Share generally will be capital gain or loss and generally will be long-term if held more than one year and otherwise short-term. Long-term capital gains recognized by certain non-corporate United States holders, including individuals, generally will be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

If the consideration you receive for the Common Shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot exchange rate in effect on the date of the sale or other disposition or, if the Common Share sold or exchanged is traded on an "established securities market" and you are a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date. You will have a tax basis in any foreign currency received equal to the U.S. dollar amount realized. Any gain or loss you realize on a subsequent conversion of foreign currency will be United States source ordinary income or loss.

Foreign Tax Credit Considerations

For purposes of the United States foreign tax credit limitations, dividends on the Common Shares will be foreign source income and generally will be "passive category income" but could, in the case of certain United States holders, constitute "general category income." In general, gain or loss realized upon sale or exchange of the Common Shares by you will be United States source income or loss, as the case may be.

Subject to certain complex limitations, including holding period requirements, generally you will be entitled to a credit against your United States federal income tax liability or a deduction in computing your United States federal taxable income in respect of any Canadian taxes withheld by us (to the extent not refundable). You should consult your tax advisors as to the consequences of Canadian withholding taxes and the availability of a foreign tax credit or deduction.

Passive Foreign Investment Company Status

In general, a non-United States corporation is classified as a passive foreign investment company ("PFIC") for each taxable year in which (i) 75% or more of its gross income is passive income (as defined for United States federal income tax purposes) or (ii) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. We believe that we are not and have never been a PFIC, and expect that we will not become a PFIC in the foreseeable future. However, PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually based on application of complex rules which are uncertain in some respects. Consequently, we cannot provide any assurance that we have not been or will not become a PFIC for any taxable year during which you hold or held Common Shares. If the Company were determined to be a PFIC for any taxable year during which you held our Common Shares, you could be subject to special, adverse United States federal income tax rules (including increased tax liability and interest) on any gain realized on the sale or other disposition of Common Shares or on any "excess distribution" made to you. You should consult your tax advisors concerning the United States federal income tax consequences of the Corporation being or having been a PFIC.

Information Reporting and Backup Withholding

A United States holder (other than an "exempt recipient," including a corporation and certain other persons who, when required, demonstrate their exempt status) may be subject to backup withholding at a rate of 28%, and to information reporting requirements with respect to dividends or other payments on, and to proceeds from the sale or exchange of, Rights or Common Shares. In general, if a non-corporate United States holder subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, backup withholding may apply. The backup withholding tax is not an additional tax and may be credited against your regular United States federal income tax liability or refunded by the IRS where applicable.

LEGAL MATTERS

Certain legal matters relating to the Offering and to the Rights to be distributed pursuant to this short form prospectus will be reviewed on our behalf by Sangra Moller LLP as to matters of Canadian law, and by Downey Brand LLP as to matters of United States law.

INTERESTS OF EXPERTS

As at the date hereof, the partners and associates of Sangra Moller LLP and the partners and associates of Downey Brand LLP each owned, in the aggregate, less than one percent of the outstanding common shares of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation were Cinnamon Jang Willoughby & Company, Chartered Accountants, at their offices in Burnaby, British Columbia, for the fiscal year ended March 31, 2008. Cinnamon Jang Willoughby & Company resigned as auditors of the Corporation effective December 23, 2008. There were no reservations or Reported Events (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) relating to Cinnamon Jang Willoughby & Company's audit reports in respect of the audits of the Corporation's two most recently completed financial years. The Corporation's audit committee appointed Dale Matheson Carr-Hilton Labonte LLP at their offices in Vancouver, British Columbia as successor auditors of the Corporation effective January 13, 2009, to fill the vacancy created by the resignation of Cinnamon Jang Willoughby & Company, to hold office until the next annual general meeting of the Corporation. Dale Matheson Carr-Hilton Labonte LLP are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Computershare Trust Company of Canada is the Corporation's registrar and transfer agent at its principal offices located at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if this short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. You should refer to any applicable provisions of the securities legislation of your province for the particulars of these rights or consult with a legal advisor.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents are filed with the SEC as part of the Registration Statement of which this short form prospectus forms a part: (i) our annual information form dated June 27, 2008, for the year ended March 31, 2008; (ii) our comparative audited consolidated financial statements and notes thereto for the year ended March 31, 2008; (iii) our management’s discussion and analysis of financial condition and results from operations for the Corporation for the year ended March 31, 2008; (iv) our comparative unaudited interim consolidated financial statements for the three and nine month periods ended December 31, 2008; (v) our management’s discussion and analysis of financial condition and results of operations for the three and nine month periods ended December 31, 2008; (vi) our management proxy circular dated May 30, 2008, relating to the annual meeting of the shareholders of the Corporation held on July 4, 2008; (vii) the material change report dated and filed on SEDAR on December 18, 2008 with respect to the changes in management of the Corporation; (viii) the Consent of Downey Brand LLP; (ix) the Consent of Sangra Moller LLP; (x) the Consent of Cinnamon Jang Willoughby & Company; (xi) Power of Attorney.

AUDITORS' CONSENT

We have read the short form prospectus dated February 19, 2009 for the rights to purchase common shares of Taiga Building Products Ltd. (the "Corporation"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above–mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at March 31, 2008 and 2007 and the consolidated statements of earnings and deficit, of comprehensive income, and cash flows for the years then ended. Our report is dated May 26, 2008.

Burnaby, B.C., Canada February 19, 2009	/s/ Cinnamon Jang Willoughby & Company
Cinnamon Jang Willoughby & Company Chartered Accountants

CERTIFICATE OF THE CORPORATION

February 19, 2009

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

/s/ Jim Bradshaw Jim Bradshaw Chief Executive Officer	/s/ Tom Stefan Tom Stefan Vice President, Finance and Administration

On behalf of the Board of Directors
of the Corporation

/s/ Daniel L. McDonald Daniel L. McDonald Director	/s/ Peter Buecking Peter Buecking Director

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

EXHIBITS.

The Exhibits to this Registration Statement are:

Exhibit Number	Exhibit
1.1*	Taiga Building Products Ltd.’s annual information form dated June 27, 2008, for the year ended March 31, 2008 (the “Annual Information Form”).
1.2*	Taiga Building Products Ltd.’s comparative audited consolidated financial statements of the Corporation and notes thereto for the year ended March 31, 2008, together with the auditors’ report thereon.
1.3*	Management’s discussion and analysis of financial condition and results of operations for Taiga Building Products Ltd. for the financial year ended March 31, 2008.
1.4*	The comparative unaudited interim consolidated financial statements of Taiga Building Products Ltd. for the three and nine month periods ended December 31, 2008.
1.5*	Management’s discussion and analysis of financial condition and results of operations of Taiga Building Products Ltd. for the three and nine month periods ended December 31, 2008.
1.6*	The management proxy circular dated May 30, 2008, relating to the annual meeting of shareholders of Taiga Building Products Ltd. held on July 4, 2008.
1.7*	The material change report dated and filed on SEDAR on December 18, 2008 with respect to the changes in management of Taiga Building Products Ltd.
2.1	Consent of Downey Brand LLP
2.2	Consent of Sangra Moller LLP
2.3	Consent of Cinnamon Jang Willoughby & Company
3.1	Power of Attorney (contained on the signature page of this Registration Statement)
*Previously Filed.

PART III

CONSENT TO SERVICE OF PROCESS

No consents to service of process are required by Part III of this registration statement in connection with this filing.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vancouver, country of Canada on the 19th day of February, 2009.

TAIGA BUILDING PRODUCTS LTD.

By:           /s/ Tom Stefan
       Tom Stefan
       Vice President, Finance and Administration

POWER OF ATTORNEY

The registrant and each person whose signature appears below constitutes and appoints Tom Stefan as attorney-in-fact with full power of substitution, to execute in the name and on behalf of the issuer and each such person, individually, and in each capacity stated below, one or more amendments (including post-effective amendments) to the registration statement as the attorney-in-fact acting in the premises deems appropriate and to file any such amendment to the original registration statement with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

*	President and Chief Executive Officer (Principal Executive Officer)
Name: Jim Bradshaw Date: February 19, 2009
Vice President, Finance and Administration (Principal Financial Officer and Accounting Officer)
/s/ Tom Stefan
Name: Tom Stefan Date: February 19, 2009
Executive Chairman
*
Name: Dr. Kooi Ong Tong Date: February 19, 2009
Director
*
Name: John P. Bell Date: February 19, 2009
Director
*
Name: Sherwin John Y. Lim Date: February 19, 2009
Director
*
Name: Rayvin Tan Yeong Sheik Date: February 19, 2009
Director
*
Name: Peter Buecking Date: February 19, 2009
Director
*
Name: Daniel McDonald Date: February 19, 2009

*By Tom Stefan as attorney-in-fact.

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the agent for service of process has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the agent for service of process of Taiga Building Products Ltd. in the United States in Sacramento, California on the 19th of February, 2009.

DOWNEY BRAND LLP

By:   /s/ Bruce F. Dravis
        Bruce F. Dravis
        Attorney

EXHIBIT INDEX

Exhibit Number	Exhibit
1.1*	Taiga Building Products Ltd.’s annual information form dated June 27, 2008, for the year ended March 31, 2008 (the “Annual Information Form”).
1.2*	Taiga Building Products Ltd.’s comparative audited consolidated financial statements of the Corporation and notes thereto for the year ended March 31, 2008, together with the auditors’ report thereon.
1.3*	Management’s discussion and analysis of financial condition and results of operations for Taiga Building Products Ltd. for the financial year ended March 31, 2008.
1.4*	The comparative unaudited interim consolidated financial statements of Taiga Building Products Ltd. for the three and nine month periods ended December 31, 2008.
1.5*	Management’s discussion and analysis of financial condition and results of operations of Taiga Building Products Ltd. for the three and nine month periods ended December 31, 2008.
1.6*	The management proxy circular dated May 30, 2008, relating to the annual meeting of shareholders of Taiga Building Products Ltd. held on July 4, 2008.
1.7*	The material change report dated and filed on SEDAR on December 18, 2008 with respect to the changes in management of Taiga Building Products Ltd.
2.1	Consent of Downey Brand LLP
2.2	Consent of Sangra Moller LLP
2.3	Consent of Cinnamon Jang Willoughby & Company
3.1	Power of Attorney (contained on the signature page of this Registration Statement)
* Previously Filed.